UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . 2.00

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.	WORK LOCATION
Colombia Goldfields Ltd.	76-0730088	000-51013

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
#208-8 King Street East		Toronto	Ontario, Canada	M5C 1B5	416	361-9640

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS	STREET	CITY	STATE	ZIP CODE
Ian G. Park (by Latinvest Capital Limited)	10% stockholder	#208-8 King Street East		Toronto	Ontario, Canada	M5C 1B5

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold	Aggregate Market Value	Number of Shares or Other Units Outstanding	Approximate Date of Sale	Name of Each Securities Exchange
(See instr. 3(f))
			(See instr. 3(c))	(See instr. 3(d))	(See Instr. 3(e))	(MO. DAY YR..)	(See instr. 3(g))

Common Stock, par value $0.00001 per share	RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza, NT-6 Toronto, Ontario, Canada M5J 2W7		736,761	$618,879.03[1]	86,590,075	Feb. 6, 2008	Toronto Stock Exchange, OTC Bulletin Board

INSTRUCTIONS:

1 Based on the last sale price of $0.84 on February 5, 2008, reported by the OTC Bulletin Board.

1.

(a)

Name of issue

(b)

Issuer’s I.R.S. Identification Number (c) Issuer’s S.E.C. file number, if any (d) Issuer’s address, including zip code

(e)

Issuer’s telephone number, including area code

2.

(a)

Name of person for whose account the securities are to be sold

(b)

Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(c)

Such person’s address, including zip code

3.

(a)

Title of the class of securities to be sold

(b)

Name and address of each broker through whom the securities are intended to be sold

(c)

Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)

Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)

Approximate date on which the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock, par value $0.00001 per share	05/30/2006	Shares purchased for cash from Mr. Daniel Hunter	Daniel Hunter	1,000,000	05/30/2006	$0.01 per share

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
 Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	12/18/2007	12,000	$14,160
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	12/20/2007	4,000	$4,240
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	12/21/2007	1,500	$1,575
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	12/24/2007	1,000	$1,060
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	12/26/2007	2,000	$2,160
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	12/27/2007	12,000	$12,960
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	12/31/2007	9,000	$10,440
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/07/2008	6,600	$7,523
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/09/2008	1,900	$2,181
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/23/2008	10,000	$8,550
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/24/2008	7,500	$6,675

Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/25/2008	12,500	$11,625
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/28/2008	5,000	$4,500
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/29/2008	2,500	$2,250
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/30/2008	12,500	$11,660
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	01/31/2008	22,500	$22,350
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	02/01/2008	5,000	$4,750
Latinvest Capital Limited, #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5	Common Stock, par value $0.00001	02/05/2008	1,640	$1,476

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

February 6, 2008	/s/ Ian G. Park
DATE OF NOTICE	SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).